Offering Statement for: Kayak Concepts, LLC



Jumpstart Micro™

OFFERING STATEMENT

August 2016

This Offering Statement ("**Disclosure**") is furnished solely to prospective investors through the Jumpstart Micro, Inc Funding Portal ("**Funding Portal**"). Jumpstart Micro is registered with the SEC (Securities Exchange Commission) as a Funding Portal and a Member of FINRA (Financial Industry Regulatory Authority).   The portal address is jumpstartmicro.com

This disclosure is for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Kayak Concepts LLC ("**Issuer**"). The Securities will be issued pursuant to, and will be governed by, an agreement among the Issuer and the purchasers of the Securities. The securities being offered are LLC Units.

The Issuer is seeking to raise a minimum of $50,000 and maximum of $100,000 through the offer and sale of Securities on the Portal ("**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) ("**Exemption**") of the U.S. Securities Act of 1933 ("**Securities Act**") and the regulations defined as **Regulation Crowdfunding**.

A crowdfunding investment involves risk. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

Jumpstart Micro™

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure or on the Funding Portal.

To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) process an investment through the funding portal which goes into a bank Escrow until the minimum target investment is reached or the offering expires.

The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes. However, if any material changes are made, each Investor will be notified and is required to reconfirm their investment commitment within 5 days or the investment is cancelled. Investors are also given the right to terminate an investment within 48 hours from a notice that the target has been met.

Investors should be aware that certain information contained in this Disclosure and on the Funding Portal constitutes forward looking statements by the Issuer. These are based on assumptions by the Issuer and in many cases very difficult to project and may change based on unforeseen circumstances beyond the control or unknown to the Issuer. Investors should take caution when evaluating forward looking statements.

For all Investors and Issuers, it is required to acknowledge disclosures on the funding portal.

Jumpstart Micro™

Issuer Information

Name of issuer:	**Kayak Concepts, LLC**
Legal status of issuer	
Entity Form:	**Limited Liability Company**
Jurisdiction of Incorporation/Organization:	**Maine**
Date of organization:	**September 26, 2007**
Physical address:	**18 Vine Street, Gardiner, Maine 04345**
Website address:	**kayakcondos.com**

Intermediary/Funding Portal Information

Intermediary:	Jumpstart Micro, Inc
CIK Number:	0001664804
SEC File Number:	007-00008
CRD Number:	NA
Funding Portal Address:	jumpstartmicro.com
Compensation to Intermediary:	6% of the closing amount raised and 3% purchase warrant at the same terms as investors with 10-year expiration
Direct or Indirect interest by Intermediary:	None

The Security Offering

Type of security offered:	**LLC Units**
Target number of securities being offered:	**50,000**
Price of Security:	**$1.00**
Method of determining price:	**Comparisons to competition in this market and revenue projections**
Target Amount:	**$50,000 (5%)**
Oversubscription allowed:	**Yes**
Allocation method of oversubscription:	**First come, first serve**
Maximum amount of offering:	**$100,000 (10%)**
Deadline to reach target amount:	**November 30, 2016**
Purpose of the offering:	**Kayak Concepts has developed the Kayak Condo which is currenting being marketed and sold. The proceeds are to increase manufacturing volumes to reduce costs and increase sales through marketing and distribution.**
Ownership % by new Investors:	**5% - 10%**
Voting rights:	**Yes**
Future annual report location:	**Kayakcondos.com/annualreport.html**

Jumpstart Micro™

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Jurisdictions

Jurisdictions in which the issuer intends to offer the securities: ALL US

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, MD, MA, MI, MN, MS, MO, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY

Eligibility

The Issuer certifies that all of the following statements are true for the Issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis- qualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

The issuer further acknowledges that they and no other predecessor has failed to comply with the on-going reporting requirements of Rule 202 of Regulation Crowdfunding.

Jumpstart Micro™

Overview

Welcome to the Future of Kayak Storage!

Quite simply, we're offering a modular storage system for kayaks. We believe this to be the ultimate in kayak and gear security, protection and convenience for today's kayakers. And tomorrow's newfound kayakers – if we succeed in taking a lot of the lugging and pre-paddle hassle out of simply getting into the water. Spending more time paddling and enjoying the outdoors. Isn't that why you bought a kayak in the first place?

Our initial market is public or private marinas, resorts, state parks and municipal waterfronts, this is a way to stimulate increased access to waterfronts everywhere – while creating an enhanced source of newfound revenue for them. These entities will buy in volume purchasing. As of today we have sold 50 Kayak Condo's and we are currently in a production run for 50 new units which will be delivered to the Canadian Government in August. They have also expressed written interest in purchasing another 200 units. Considering our forecast is 900 units for the next 12 months, this will put us well on our way.

As we increase our sales volume our manufacturing costs will come down. This will allow us to get into serious distribution discussions and potentially move into the consumer market. We also have interest from potential partners in Florida, Maryland, Texas, Australia and Europe which we can explore further.

Another concept we are working on is "PaddleParks" which, like skateboard parks and dog parks, are envisioned as dedicated public spaces on local waterfronts – catering specifically to the continuous upswing of paddling – and what we hope a substantial influx of new paddle practitioners. Most notable, we believe, might be [us] "baby boomers" who's kayaks [like mine] seem to get heavier and heavier each spring.

They say there are upwards of 11 million paddlers in America. We're not sure who "they" are but that's a lot of folks with kayaks! And a lot of gear – PFD's, paddles and such, to lug around every time you feel the want – or have the need to simply put in and chill out. Kayak Condos eliminates all that pre-paddle hassle, leading to "paddle procrastination". That's not why you bought a kayak, right? Wouldn't it be great to just drive to your favorite spot, and pull out your Kayak from your Kayak Condo without needing to get the racks out, and strap your Kayak to your car every time you want to enjoy a paddle.

Oh – and one more thing: Kayak Condos is based in Maine and are made in America and always will be!

BuddyDoyle
President, Kayak Concepts LLC

Jumpstart Micro™

Business Plan

History

Kayak Concepts, LLC incorporated in 2007. In that year, we were awarded a Maine Technology Institution grant for just over $10,000. Which went to early prototyping and continued research – exploring the notion and viability of creating our modular storage system for kayaks. To date, we (the founders) have invested more than $100,000 and have been dedicated to the success of the company. Over the years, we have taken the company from concept to design, prototype, mold building and production.   Overcoming many challenges and revisions to get to a full production of the kayak condos which is now ready to scale. The Company is virtually debt free which just an outstanding line of credit for $2,200. The Company has a provisional patent on the Kayak Condo and all names are trademarked.

The Big Idea

A few years back, I acquired a 16-ft. Old Town Otter. It had 2 adult seats fore and aft and a child's seat in the middle. Nice. I lashed it to the roof of my Grand Cherokee and parked it in the middle of the driveway to surprise my wife. Now and then, she likes my surprises.

That evening, we took it down to the local waterfront. My wife is 5' tall in heels and could not easily or safely muscle her end of the kayak off the Jeep. A youngster fishing nearby offered to lend us a hand. After paddling around for an hour or so, we encountered the same problem. Fortunately, the lad was still fishing. I needed either a taller wife or a shorter kayak – but I was particularly fond of both.

My idea was to figure out how to keep our new kayak on the waterfront safely – not lashed down on a rickety weather beaten wooden rack with a chain or cable.

A considerable number of kayaks are stolen off wooden racks in this country each year. Further, I thought it'd be advantageous to be able to keep not just our kayak – but our PFD's, paddles and other gear as well. I'd be more than willing to pay the city (or perhaps private marina) a monthly or seasonal fee for such convenience and security. Not to mention easy and more frequent access – heading down there a lot more often to enjoy our kayak. I reckoned that others would be willing to do the same – but there was very little research available – inasmuch as there is no competition for Kayak Condos. Lots of racks, tripods and slings – and other "storage" devices. But nothing close what we imagined then – and have created today.

Features

Kayak Condos were designed modularly so as to be able to fit any length kayak. It was decided early on that a standard 2-section kayak unit would be comprised of two 6 1/2-ft. sections. This to accommodate about 90% of the recreational market which is 12-ft. and under. The unit measures 13 ft. "stem to stern". By simply adding a third – or fourth section – any kayak up to any length can be accommodated. The green (bottoms) and tan (tops) are thermoformed from high density polyethylene – as is the door which is rotationally molded. Unlike the material from which a kayak is molded, polyethylene will not fade in ultra-violet (UV) sunlight. But kayak material will fade (see benefits).

The width is 30". The overall height is 36". Any brand of a 12-ft. kayak is guaranteed to fit. Depending on the brand, it may be possible to fit two 10-ft. kayaks, side-by side with one slightly forward, into one 13-ft. Kayak Condo. But that is not guaranteed!

Jumpstart Micro™

The top and bottom of the sections are fastened with vinyl "Christmas Tree" rivets that are virtually unremovable without drilling through the rivet. They also attach, section to section with the same rivets.

Kayak Condos are accessible from both ends, and are securely locked with a user-supplied padlock through an interior-mounted lock bar that protrudes through the door.

Benefits

The Kayak Condo user may be different from the Kayak Condos owner. Kayakers benefit from greater security, protection from UV light, convenience and easy access. No more lugging and toting! When you wish to take your kayak elsewhere, simply remove kayak and put it back in its place upon your return – not on your garage floor or in your backyard.

Owners, Property managers benefit from an increased (or new) revenue stream by capitalizing on the influx and growing popularity of paddling. Existing marinas (already renting or leasing space to power or sail boats) can grow their business to include kayakers – many of whom are boaters already. It's common knowledge that boaters by definition collect gear _ so a kayak Condo might be just another storage locker for fishing poles, sail bags or what have you to stow. Marinas adjacent to ancillary retail business (restaurants and bars) stand to increase foot traffic and boost sales.

Manufacturing

From the very beginning, we imagined Kayak Condos as being of "sectional" or "modular" devise – connecting 2 or more modules so as to be able to accommodate kayaks of any length. After several prototypes, a singular 6.5-ft. module was decided upon so as to inventory only two parts – a green "bottom" and a tan "top".   Each part is manufactured from the same mold – i.e., the parts are the same – differentiated only by their color.   The ribbed design adds substantial support/strength, and also enables the top and bottom to "stack" securely and allow the bottom module to "seat" in a 4 X 4 timber frame as per the illustration on the left.

The parts are formed using a .225 high-density polyethylene sheet. This was determined after many tests for durability and strength. Polyethylene also will not fade in bright UV sunlight as will kayaks. Your Kayak Condo green and tan will be green and tan – forever. One of the benefits of our product is to keep you kayak from fading.

Once assembled using durable "Christmas tree" rivets to join the top and bottom parts as well as the modules themselves. a "basic" 2-module Kayak Condo, 13-ft in length, will accommodate 90% of the recreational market we seek to serve.   Longer kayaks require only the addition of an additional module.

The roto-molded door features louvered vents, a depressed grip to pull the door free, and a hook/locking device that inserts to the bottom of the condo and a slot for the protruding lock bar to affix a (customer-supplied) lock.   There are no hinges or parts to break.

Kayak Condos are "Made in America"; South Carolina.

Jumpstart Micro™

Target Kayak Markets

Our product is initially and primarily aimed at waterfront owners and or managers who will lease or rent Kayak Condos at a fair "market rate" – and thus, profit from them as well as the ancillary business derived from their use. Although we see a tremendous potential for individuals to purchasing Kayak Condos through a carefully chosen dealer network in the future.

We are targeting:

- **Municipalities** – either directly on or in close proximity to waterfronts.
- **Public and Private Marinas** – already renting space to power and/or sailboat owners. Kayak Condos are merely an extension of a boat slip – for paddlers to more easily access their boat for more frequent local use. Kayak Condos can also be additional (secure) storage space for sail bags and other "stuff" boaters, by nature, accumulate after a dock-mounted "locker boxes" are filled.
- **Resorts** – many resorts inventory a small fleet of kayaks as added-value for guests. Kayaks stored on wooden racks are subject to UV-light bleaching and weather effects and are not secure.
- **Leisure Communities** – Retirement villages for seniors are focusing on recreational amenities far beyond golf and bridge and great for the visiting grandchildren.
- **Waterfront Condominiums** – owners of condos on water do not always have a great deal of storage space to keep a kayak.
- **Boat Rental Facilities** – We are currently working now with a property manager in the Washington, DC area who has 100 kayak owners paying for all-season storage on wooden racks where "storage is a premium". He also has a writing list.
- **Youth camps** – Private, YMCA or Scouts
- **Military Bases** – Ideal for the military families, and for rehabilitation.

Purchasing Kayak Condos

At present, Kayak Condos® are available in increments of 6 per pallet.   Until we locate and acquire distributors, we are unable to sell one or two Kayak Condos® to individuals.

The most cost-effective shipping configuration is on a 6-unit pallet.

Base Pricing

Units	Price	Cost per Unit
8 Kayak Condos (12 modules)	$4,170	$695 each Kayak Condo
24+ Kayak Condos (48 modules)	$16,200	$675 each Kayak Condo
48+ Kayak Condos (60+ modules)	$39,000	$650 each Kayak Condo

We have seen some marinas charging more than $50 per month to store a kayak on a wooden rack. Since the Kayak Condo's sell for $695, the owners could conceivably make their money back in close to one year or less. This is a strong return on investment, not dissimilar to building more boat slips.

Shipping

Kayak Condos® are shipped F.O.B. Warsaw, North Carolina.   Freight charges are calculated prior to order depending on destination and foreign export tariff charges.

Jumpstart Micro™

Use of Proceeds

There are two primary uses for the money raised by this offering. The first is to increase the sales and marketing efforts of the company. We need representation in key markets such as the west coast, east coast, great lakes regions and many more. This is done with commissioned sales/manufacturers reps and engaging with distributors for complimentary products such as kayaks. In addition, stronger marketing, an instructional video, trade shows and increased exposure for the product.

The second major use of proceeds is to increase production volumes. With volume we can continue to lower our production costs and increase our profits. This makes us more attractive for distributors in order to rapidly reach a broader market much faster. From the financials you will see that salaries and overhead are very low. The founders are committed to running a profitable company.

Here is a breakdown of the expected use of proceeds:

Use of Proceeds	Minimum Offering: $50,000	Maximum Offering: $100,000
Working Capital	$17,000	$ 44,000
Sales and Marketing	$20,000	$ 40,000
Travel	$10,000	$ 10,000
Capital Raising cost	$ 3,000	$ 6,000
Total	$47,000	$ 94,000

Investment Opportunity

We think this is a wonderful opportunity for investors to join us at this stage. We have validated our product in the market, refined our production capabilities and are ready to ramp up sales. Investors can purchase part of our LLC which is set up as LLC Units. Units as the same as shares, but since we are an LLC and not a corporation they are expressed as Units. Each unit has one voting right. The price per unit is $1.00 and the minimum investment is $500 for 500 units. Our financials show our plan to sell 5,000 Kayak Condo's over the next three years, which we believe is conservative and does not assume selling through distributors.

Management Team and Officers

Buddy Doyle, President

Buddy is the founder and president of Kayak Concepts, LLC. His background is an advertising and design spanning more than 40 years creating marketing materials, for many different products and industries for Buddy Doyle Designs. Buddy is an entrepreneur, writer, photographer, and advertising and marketing expert. In addition, through building Kayak Concepts he has developed skills in manufacturing and product development. He lives in Maine with his wife Geraldine and is an avid kayaker.

Geraldine Doyle, Vice President

Geraldine is the Vice President of Kayak Concepts and manages the day to day operations of the business as bookkeeper.   Geraldine is also a full time Realtor which she has been doing for many years.

Advisors

Cliff Fletcher

Mr. Fletcher is a retired CPA having extensive experience in all manner of financial management and counseling. An avid sportsman and paddler, he saw a "winner" in the idea of Kayak Condos early on, and remains a most valuable member of our "team".

Roger Katz

Mr. Katz is an attorney, former Mayor of Augusta Maine and now serves in the Maine State Senate. Mr. Katz saw a robust future in Kayak Condos to facilitate recreational opportunity not only in Maine where the state is crucially dependent upon access to outdoor experiences, but is himself a frequent paddler.

Member Directors

Name:	Buddy Doyle
Date of board service:	September 26, 2007
Principal Occupation:	Advertising and Marketing Executive
Board Positions held and dates:	Member Director
Business experience (min 3 years) with employer, dates, titles and responsibilities.	Self-employed Advertising Executive for more than 20 years

Name:	Geraldine Doyle
Date of board service:	September 26, 2007
Principal Occupation:	Real Estate Professional
Board Positions held and dates:	Member Director
Business experience (min 3 years) with employer, dates, titles and responsibilities.	Self-employed Real Estate Professional for more than 20 years

Jumpstart Micro™

Offering

Kayak Condos is offering investors the opportunity to purchase LLC Units in the Company. The target investment amount is $50,000 which represents 5% of the fully diluted shares. Over-subscription of the offering can go as high as $100,000 for 10% ownership. The valuation has been based on comparisons to others in this market. Kayak Condos is a sales stage company and has begun to manufacturer and sell the Kayak Condo's. Prior to the offering there are 1,000,000 units outstanding.

Purpose of the Offering

Kayak Condos is proven a demand for it's products and has already sold 50+ Kayak Condos. The capital raised by this offering will be used to expand its marketing, sales team and increase manufacturing volumes to reduce costs of good on every unit and increase profitability. Once there is an increase in demand, manufacturing costs per unit will decline. The Company has very little overhead and nearly all of the investment will go into promoting the product.

Use of proceeds for minimum and maximum offering

The proceeds from this investment will be used to market Kayak Condos and expand production. Below is a breakdown:

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$ 50,000	$100,000
Less: Offering Expenses		
(A) Jumpstart Micro - 6%	$ 3,000	$ 6,000
(B)	$	$
(C)	$	$
Net Proceeds	$ 47,000	$ 94,000
Use of Net Proceeds		
(A) Working Capital	$17,000	$ 44,000
(B) Marketing	$20,000	$ 40,000
(C) Travel	$10,000	$ 10,000
Total Use of Net Proceeds	$47,000	$ 94,000

Investors complete the transaction on the Funding Portal by reviewing all documents and disclosures. Once they are ready to invest, they select Invest Now on the Issuers listing page and provide their information to make an investment. A confirmation email is sent to the Investor, including a PDF of the transaction and notification of their right to cancel. Once the minimum target is met the investment is processed.

With 30 days from the receipt of funds by the Issuer they will deliver a security certificate to the Investor which will be prepared and delivered by the Company Attorney.

An investor may cancel an investment commitment as follows:

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline

Jumpstart Micro™

- Jumpstart Micro will notify investors when the target offering amount has been met.

- If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

- If an investor does not reconfirm his or her investment commitment within 5 days after a material change is made by an Issuer and investor is notified, the investor's investment commitment will be cancelled and the committed funds will be returned.

Ownership and Capital Structure

Terms of the offering

Terms of the securities being offered:	Limited Liability Company Units
Voting Rights:	Yes, One per share
Limitations on voting or other rights:	None, same rights as all existing unit holders
How may the terms of the securities being offered be modified?	The company only has one class of security with all of the same terms and rights.

Restrictions on Transfer of the Securities Being Offered

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

Jumpstart Micro™

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights	Notes if other rights
Preferred Stock (list classes)					
NONE					
Common Stock:					
Debt Security: (LLC Units)	1,000,000	1,000,000	Yes	No	
Other:					

Class of Security	Securities reserved for issuance upon exercise or conversion	
Warrants:		
Options:		
Other Rights:		
Total Fully Diluted Units:		**1,000,000**

Principal Security Holders

Below is a description of the current security holders of the Issuer with 20% or greater ownership.

Name of Holder	Class of Security	Number of Securities Held	% of voting power prior to the Offering
Buddy Doyle	LLC Units	350,000	35%
Geraldine Doyle	LLC Units	250,000	25%
Jean D. Kyle	LLC Units	250,000	25%
Clifton Fletcher, CPA	LLC Units	100,000	10%
Roger J. Katz, Esq	LLC Units	50,000	5%

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities identified above? **Kayak Condos has only one class of security in the company which will vote and act together.**

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? **No, there are no difference. The Company has one class of security**

How could the exercise rights held by the principal shareholders identified above effect the purchasers of the securities being offered? **The founders hold a majority of the shares and voting rights which provides them the ability to take actions on behalf of all shareholders. This includes management decisions, debt instruments, declaring a dividend and the future sale or closing of the business. The shareholders from this offering will have a minority interest in Kayak Concepts, LLC.**
How are the securities being offered valued**? Valuation has been determined by comparisons to**

Jumpstart Micro™

companies in this market, and based on future revenue projections using a discounted cash flow method.

What are the risks to purchasers of the securities relating to minority ownership in the issuer? **The founder will have a majority of the shares and voting rights after the offering is completed. This provides them the ability to make management decisions which are in the best interest of the company and shareholders.**

What are the risks to purchaser associated to corporate actions: (including additional issuance of securities, issuer repurchase of securities, a sale of the issuer or assets of the issuer, or transactions with related parties? **Should the company need additional capital this may come in the form of Debt which would be senior to all equity positions in the company. If a new equity offering is made, the company will issue more shares which may dilute the value of existing shares. It's possible, depending on the circumstances, that the new equity could have provisions more favorable than the existing class. At the current time none of these future financings are contemplated by management.**

Current Debts

Kayak Condos has limited debt.

Creditors	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Bank Line of Credit	$12,000	2%	Revolving	

AFFILIATED PARTY TRANSACTIONS

Other than as disclosed below, the Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12 month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

     (1) any director or officer of the Issuer;
     (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;
     (3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or
     (4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
None			$

Jumpstart Micro™

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Risk Factors

Below is a discussion of the specific risk factors associated with an investment in the Issuers securities. Additional, more general risks factors are part of the Jumpstart Micro disclosure on the Funding Portal.

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

- **Unforeseen Losses Risk** - Revenue projections may not be achieved which may result in unforeseen losses
- **Capital Risk** - Company may need to raise additional capital which would result in dilution of the value for current shareholders
- **Technical Risk** - Company may experience technical issues on future product releases resulting in spending more on product production than contemplated
- **Financing Risk** - Company may need to take on bank debt or leases which become a priority over existing shareholders in the event of a liquidation of the company
- **Competitive Risk** - A major competitor may enter the market with a competing solution, reducing the demand for the company's product
- **Management Team Risk** - A key member of the management team may become ill and unable to work for an extended period of time
- **IT Cost Risk** - Expenses related to the business may increase, resulting in a higher cost of sales than contemplated
- **Revenue Risk** – The company may have pricing pressure and be forced to lower its prices to make sales.
- **Product Demand Risk** – The demand for the products might be less than anticipated in the financial plan which would have a negative effect on the business.
- **Lack of Profitability Risk**- The net profits may not be achieved which would prevent the company from declaring a distribution of profits to the shareholders
- **Exit Strategy Risk** - The exit plan of a sale of the business may take longer than expected or not be achieved

CURRENT, HISTORICAL AND PRO FORMA FINANCIAL STATEMENT

To illustrate the potential of the Issuer, the management team has prepared this set of financial which include historical, current and projections. The projections are based on reasonable performance estimates by the Issuer which are outlined in the business plan. They also assume a successful

Jumpstart Micro™

completion of this offering. The financials are based on benchmarks against other companies in this industry and believe to be achievable by the management team based on current market conditions. Please see risk disclosure section to understand the potential changes which would affect projections.

Kayak Condos was formed in 2007.

	Historical Financials		Pro Forma Financials		
Fiscal Year:	**2014**	**2015**	**2016**	**2017**	**2018**
Expected # of Employees:	2	2	3	4	6
Balance Sheet Highlights					
Total Assets:	$ 72,105	$ 70,694	$ 163,628	$ 238,996	$ 403,953
Cash and Cash Equivalents:	$ 21	$ 10,054	$ 77,988	$ 31,567	$ 134,829
Accounts Receivable:	$ -	$ -	$ -	$ 105,501	$ 125,908
Short-term Debt:	$ 1,660	$ -	$ -	$ -	$ -
Long Term Debt: *	$ 53,327	$ -	$ -	$ -	$ -
Income Statement Highlights:					
Revenue/Sales: **	$ 4,005	$ 23,397	$ 63,940	$ 639,400	$ 1,370,800
Cost of Goods/services Sold:	$ -	$ 791	$ 53,500	$ 535,000	$ 990,000
Taxes Paid:	$ -	$ -	$ -	$ -	$ 74,752
Net Income:	$ (12,745)	$ (10,793)	$ (12,273)	$ (60,400)	$ 153,525
Cash Flow Highlights					
Beginning Cash:	$ -	$ 21	$ 10,054	$ 77,988	$ 31,567
Ending Cash:	$ 21	$ 10,054	$ 77,988	$ 31,567	$ 134,829
Basis: (Cash or Accrual)	Accrual	Accrual	Accrual	Accrual	Accrual

2014 Notes:	Total Assets represents the forming Mold used to produce the Kayak Condo
2015 Notes:	Sale of a few Kayak Condo prototypes were made in 2015. Assets are net depreciation
2016 Notes:	In 2016, Kayak Condo's started production in July for delivery in September
2017 Notes:	This is a growth year. Production is ready and the proceeds will be used to ramp up production
2018 Notes:	2018, is a major growth year for the company
*Long Term Debt:	None
**Revenue/Sales:	Revenue is based on the sale of Kayak Condo's with retain for $745

Financial Summary

The Company believes that they are ready to increase sales and production of the Kayak Condo and is raising this capital to expand its operations. The history shows an effective use of capital and low operating overhead with the management taking very modest salaries.

17

Jumpstart Micro™

The Company believes the business value will increase quickly once the product is in production at higher volumes. This will result in distributions to shareholders and the eventual sale of the business.

Operating History

The Company was formed in September 2007 and has been in product development since then with some modest sales. It was run as a part-time operation by the founders and some friends and family outside investors.

Financial Statements

Attached as Appendix B is the company's current financial statements.

Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: June 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: Kayak Condos.com/annualreport

The issuer must continue to comply with the ongoing reporting requirements until:

    (1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer

    than 300 holders of record and has total assets that do not exceed $10,000,000;

    (3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

    (4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

    (5) the issuer liquidates or dissolves its business in accordance with state law

Jumpstart Micro™

Appendix A – 503 Eligibility

ELIGIBILITY UNDER RULE 503 OF REGULATION CROWDFUNDING

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

      (i) in connection with the purchase or sale of any security;

      (ii) involving the making of any false filing with the SEC; or

      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal
      securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      (i) in connection with the purchase or sale of any security;

      (ii) involving the making of any false filing with the SEC; or

      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal
      securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

      (i) at the time of the filing of this Disclosure bars the person from:

            (A) association with an entity regulated by such commission, authority, agency or
            officer;

            (B) engaging in the business of securities, insurance or banking; or

            (C) engaging in savings association or credit union activities; or

      (ii) constitutes a final order based on a violation of any law or regulation that prohibits
      fraudulent,
      manipulative or deceptive conduct and for which the order was entered within the 10dyear
      period
      ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

      (i) suspends or revokes such person's registration as a broker, dealer, municipal securities
      dealer,
      investment adviser or funding portal;

      (ii) places limitations on the activities, functions or operations of such person; or

      (iii) bars such person from being associated with any entity or from participating in the offering
      of any penny stock.

Jumpstart Micro™

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

  (i) any scienter-based antifraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

  (ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Jumpstart Micro™

Appendix B – Financial Statements

FINANCIAL STATEMENTS CERTIFED BY THE PRESIDENT ON THE NEXT PAGES

Jumpstart Micro™



Kayak Concepts LLC
18 Vine Street Gardiner, Maine 04345
 (207) 462-4327
E-mail: buddydoyle@roadrunner.com

Buddy Doyle as the President and Managing Member of Kayak Concepts, LLC, on this day of August 10, 2016, certify that:

The financial statements of Kayak Concepts, LLC, included in this Form are true and complete in all material respects; and tax returns for these years have been filed and reflect the same information.

Signed:

Buddy Doyle, President and Managing Member
Kayak Concepts, LLC



Historical and Projected Financial Information

Certified by the Company President

Form **1065**		**U.S. Return of Partnership Income**		OMB No. 1545-0123
Department of the Treasury Internal Revenue Service		For calendar year 2015, or tax year beginning _____ , 2015, ending _____ , 20 ___ . ▶ Information about Form 1065 and its separate instructions is at www.irs.gov/form1065.		**2015**

A Principal business activity	**Type**	Name of partnership	**D** Employer ID number
PRODUCT DEVELO	**or**	KAYAK CONCEPTS LLC	26-1077125
B Principal product or service	**Print**	Number, street, and room or suite no. If a P.O. box, see the instructions.	**E** Date business started
KAYAK STORAGE		18 VINE STREET	09-17-2007
C Business code number		City or town, state or province, country, and ZIP or foreign postal code	**F** Total assets (see the inst.)
423910		GARDINER ME 04345	$ 70,69

G Check applicable boxes: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change **(5)** ☐ Amended return
(6) ☐ Technical termination – also check (1) or (2)

H Check accounting method: **(1)** ☒ Cash **(2)** ☐ Accrual **(3)** ☐ Other (specify) ▶ _____

I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year ▶ _____

J Check if Schedules C and M-3 are attached .... ☐

Caution. Include **only** trade or business income and expenses on lines 1a through 22 below. See the instructions for more information.

Income	1a	Gross receipts or sales	1a	23,397	
	b	Returns and allowances	1b		
	c	Balance. Subtract line 1b from line 1a		1c	23,39
	2	Cost of goods sold (attach Form 1125-A)		2	79
	3	Gross profit. Subtract line 2 from line 1c		3	22,60
	4	Ordinary income (loss) from other partnerships, estates, and trusts (attach statement)		4	
	5	Net farm profit (loss) (attach Schedule F (Form 1040))		5	
	6	Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797)		6	
	7	Other income (loss) (attach statement)		7	
	8	**Total income (loss).** Combine lines 3 through 7		8	22,60
Deductions (see the instructions for limitations)	9	Salaries and wages (other than to partners) (less employment credits)		9	1,234
	10	Guaranteed payments to partners		10	8,025
	11	Repairs and maintenance		11	562
	12	Bad debts..		12	
	13	Rent...		13	
	14	Taxes and licenses		14	
	15	Interest...		15	3,043
	16a	Depreciation (if required, attach Form 4562)	16a	10,653	
	b	Less depreciation reported on Form 1125-A and elsewhere on return	16b	16c	10,653
	17	Depletion **(Do not deduct oil and gas depletion.)**		17	
	18	Retirement plans, etc		18	
	19	Employee benefit programs		19	
	20	Other deductions (attach statement) ....#.1		20	9,882
	21	**Total deductions.** Add the amounts shown in the far right column for lines 9 through 20		21	33,399
	22	**Ordinary business income (loss).** Subtract line 21 from line 8		22	-10,793

CLIENT COPY

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than general partner or limited liability company member manager) is based on all information of which preparer has any knowledge.

▶ _____ ▶ _____
Signature of general partner or limited liability company member manager | Date

May the IRS discuss this return with the preparer shown below (see inst.)? ☒ Yes ☐ No

Paid Preparer Use Only	Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
	BARRY LANGER				P01232118
	Firm's name ▶ H AND R BLOCK			Firm's EIN ▶	010413578
	Firm's address ▶ 84 BANGOR ST AUGUSTA ME 04330			Phone no. 2076223738	

For Paperwork Reduction Act Notice, see separate instructions.

Form **1065** (2015)

FDA **15 10651** BWF 1065 Form Software Copyright 1996 – 2016 HRB Tax Group, Inc.

Schedule K-1 (Form 1065)

Department of the Treasury Internal Revenue Service

2014

For calendar year 2014, or tax year beginning ______ ending ______

☐ Final K-1 ☐ Amended K-1 OMB No. 1545-0123

Partner's Share of Income, Deductions, Credits, etc.

▶ See separate instructions.

Part I Information About the Partnership

A Partnership's employer identification number
26-1077125

B Partnership's name, address, city, state, and ZIP code
Kayak Concepts, LLC
18 Vine Street
Gardiner, ME 04345

C IRS Center where partnership filed return
E-File

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
137-38-9219

F Partner's name, address, city, state, and ZIP code
Edmund F Doyle
18 Vine Street
Gardiner, ME 04345

G [X] General partner or LLC member-manager ☐ Limited partner or other LLC member

H [X] Domestic partner ☐ Foreign partner

I1 What type of entity is this partner? Individual

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital:

	Beginning	Ending
Profit	35.0000000%	35.0000000%
Loss	35.0000000%	35.0000000%
Capital	0.0000000%	0%

K Partner's share of liabilities at year end:

Nonrecourse	$
Qualified nonrecourse financing	$
Recourse	$ 1,858.

L Partner's capital account analysis:

Beginning capital account	$ -31,481.
Capital contributed during the year	$ 600.
Current year increase (decrease)	$ -12,782.
Withdrawals & distributions	$(412.)
Ending capital account	$ -44,075.

[X] Tax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes [X] No
If "Yes", attach statement (see instructions)

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

Item	Amount
1 Ordinary business income (loss)	-12,745.
2 Net rental real estate income (loss)	
3 Other net rental income (loss)	
4 Guaranteed payments	16,750.
5 Interest income	
6a Ordinary dividends	
6b Qualified dividends	
7 Royalties	
8 Net short-term capital gain (loss)	
9a Net long-term capital gain (loss)	
9b Collectibles (28%) gain (loss)	
9c Unrecaptured sec 1250 gain	
10 Net section 1231 gain (loss)	
11 Other income (loss)	
12 Section 179 deduction	
13 Other deductions	
14 Self-employment earnings (loss)	A 4,005.
	C 436.
15 Credits	
16 Foreign transactions	
17 Alternative min tax (AMT) items	
18 Tax-exempt income and nondeductible expenses	C* 37.
19 Distributions	A 412.
20 Other information	

*See attached statement for additional information.

For IRS Use Only

411261 11-24-14 LHA For Paperwork Reduction Act Notice, see Instructions for Form 1065. IRS.gov/form1065 Schedule K-1 (Form 1065) 2014
10 1

Kayak Concepts LLC   Projected
Balance Sheet

	2016	2017	2018	2019
ASSETS				
Current Assets				
Total Cash	77,988	31,567	134,829	809,559
Total Accounts Receivable	-	105,501	125,908	314,393
Inventory	25,000	50,000	100,000	100,000
Total Current Assets	102,988	187,068	360,737	1,223,952
Fixed Assets				
Accumulated Depreciation	(70,874)	(79,586)	(88,298)	(97,010)
Production Mold	131,514	131,514	131,514	131,514
Total Fixed Assets	60,640	51,928	43,216	34,504
TOTAL ASSETS	**163,628**	**238,996**	**403,953**	**1,258,456**
LIABILITIES & EQUITY				
Liabilities				
Accounts Payable	5,207	140,975	152,407	346,010
Long Term Liabilities	-	-	-	-
TOTAL LIABILITIES	5,207	140,975	152,407	346,010
EQUITY				
Member Contributions	70,694	70,694	70,694	70,694
New Member Investment	100,000	100,000	100,000	100,000
Retained Earnings	-	(12,273)	(72,673)	80,852
Cumulative Net Income	(12,273)	(60,400)	153,525	660,900
TOTAL EQUITY	**158,421**	**98,021**	**251,546**	**912,446**
TOTAL LIABILITIES & EQUITY	**163,628**	**238,996**	**403,953**	**1,258,456**

Kayak Concepts LLC Projected
Income Statement

		2016	2017	2018	2019
Units sold		100	900	2,000	5,000
Revenue					
Gross revenue		69,500	695,000	1,490,000	3,725,000
Sales commission	8%	5,560	55,600	119,200	298,000
Net Revenue		63,940	639,400	1,370,800	3,427,000
Cost of Goods Sold		53,500	535,000	990,000	2,475,000
Gross Profit		10,440	104,400	380,800	952,000
Expenses					
Wages		6,249	100,000	150,000	200,000
Payroll taxes		564	9,000	11,475	15,300
Travel & selling		1,500	7,200	7,200	7,200
Vehicle lease (n/I fuel etc.)		4,800	4,800	4,800	4,800
Marketing		1,200	30,000	40,000	50,000
Insurance		-	6,000	6,000	6,000
Office		1,200	3,600	3,600	3,600
Telephone		1,200	1,800	1,800	1,800
Professional fees		6,000	2,400	2,400	2,400
Total Expenses		22,713	164,800	227,275	291,100
Net Profit		$ (12,273)	$ (60,400)	$ 153,525	$ 660,900